03-17-03 11:28 From-N +4042379290 T-001 P.02/03 F-855

03014375

AB 4/2/03

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SEC FILE NUMBER
8- 33014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2003 WASH, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/02 (MM/DD/YY) AND ENDING 1/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SLATER FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5745 SW 75th STREET PMB 293
(No. and Street)

GAINESVILLE FL 32608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SLATER PRESIDENT 352-371-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORKEY & ASSOCIATES, P.A.
(Name — if individual, state last, first, middle name)

8211 W. BROWARD BLVD
~~FIFTH FLOOR - PH1~~
PLANTATION, FL 33324-2745
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, HOWARD SLATER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLATER FINANCIAL CORPORATION, as of JANUARY 31, 2003, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]

Signature

PRESIDENT

Title

[Signature]

Notary Public

NOTARY PUBLIC
MELISA H. LEMOYNE
Notary Public, State of Florida
My comm. expires Feb. 24, 2006
No. DD 094625

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLATER FINANCIAL CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2003 AND 2002

TABLE OF CONTENTS

FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Frank J. Horkey, CPA, CFST*
William Diamond, CPA, CFST*
Michael E. Vetter
Eugene D. Worsham

*Certified in Florida Sales Tax

Horkey & Associates, P.A.
Certified Public Accountants

8211West Broward Blvd.
PH1 - Fifth Floor
Plantation, FL 33324-2745
Telephone: (954) 577-9700
Facsimile: (954) 577-9055
E-mail: fhorkey@gjmhcpa.com
FEI 65-0266803

INDEPENDENT ACCOUNTANTS' REPORT

March 19, 2003

Board of Directors and Stockholders
Slater Financial Corporation
Gainesville, Florida

We have audited the accompanying statements of financial position of Slater Financial Corporation (the Company) as of January 31, 2003 and 2002 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slater Financial Corporation as of January 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Board of Directors and Stockholders
Slater Financial Corporation

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10, 11, and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey + Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

SLATER FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL POSITION

JANUARY 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 32,519	$ 28,137
Accounts Receivable - Trade	1,163	3,220
Prepaid Expenses	3,300	4,850
Total Current Assets	36,982	36,207
	$ 36,982	$ 36,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 5,800	$ 8,999
Income Taxes Payable	165	0
Total Current Liabilities	5,965	8,999
Stockholders' Equity		
Common Stock		
-100 shares voting stock authorized		
.75 shares issued and outstanding	1	1
Additional Paid in Capital	25,021	25,021
Retained Earnings (Deficit)	5,995	2,186
	31,017	27,208
	$ 36,982	$ 36,207

The accompanying notes are an integral part
of these financial statements

SLATER FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED JANUARY 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions	$ 201,546	$ 227,085
Interest Income	382	1,012
	201,928	228,097
Operating Expenses		
Commissions - Salesmen	79,783	106,832
Other Operating Expenses	116,621	132,353
	196,404	239,185
Income Before Income Taxes	5,524	(11,088)
(Provision) Benefit for Income Taxes	(1,715)	1,550
Net Income (Loss)	3,809	(9,538)
Retained Earnings- Beginning of Period	2,186	11,724
Retained Earnings- End of Period	$ 5,995	$ 2,186

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities		
Net Income (Loss)	$ 3,809	$ (9,538)
Adjustments to reconcile net income (loss) to net cash provide (used) by operating activities		
Decrease (increase) in accounts receivable	2,057	1,501
Decrease (increase) in prepaid expenses	1,550	(1,550)
Increase (decrease) in accounts payable	(3,199)	2,361
Increase (decrease) in income tax payable	165	(2,009)
Net Cash Provided (Used) By Operating Activities	4,382	(9,235)
Cash Flows From Investing Activities		
Purchase of stock treated as investment	-	-
Net Cash Provided (Used) By Investing Activities	-	-
Net Increase (Decrease) in Cash	4,382	(9,235)
Cash - Beginning of Period	28,137	37,372
Cash - End of Period	$ 32,519	$ 28,137

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:		
Interest	$ -	$ -
Income Taxes	$ -	$ 2,009

The accompanying notes are an integral part of these financial statements

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2003 AND 2002

A. **Summary of Significant Accounting Policies**

Business and Organization - Slater Financial Corporation (the Company), a Florida Corporation, is a broker-dealer and a member of the National Association of Securities Dealers (NASD).

In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions made with mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent. Prior to November 1998 the Company sold listed securities and otherwise managed customer accounts on a fully disclosed basis, as a registered securities broker-dealer using the services of a clearing broker-dealer. The Company now sells only mutual funds and variable annuities as a broker-dealer.

Change in the Reporting Entity - Slater Financial Corporation was formed in July, 1993 and commenced operations in September, 1993. The Company was created, for tax purposes, as a "spin-off" of substantially all the assets of a predecessor corporation, Howard Slater and Company (HSC) on September 1, 1993. HSC, an NASD registered securities broker-dealer was owned by the same stockholders as the Company. The Company is the successor to the NASD registration and brokerage and variable annuity of operations of HSC. HSC retained only the fixed annuity operations in the "spin-off", and is no longer required to register with the NASD as a securities broker-dealer. The Company was formed to segregate the variable annuity and brokerage operations into a separate company from the fixed annuity operations. This segregation was done to keep the operations required to be registered with the Securities and Exchange Commission and the NASD (brokerage and variable annuity operations) separate from the operations, which do not require those registrations (fixed annuity operations).

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2003 AND 2002

A. **Summary of Significant Accounting Policies (continued)**

Revenues and Expenses - The Company recognizes commission revenue and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction.

Income Taxes - The Company has no material timing differences between book and taxable income.

Reclassifications - Certain reclassifications have been made to the 2002 financial statements to conform to those used in the 2003 financial statements.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from January 31, 2003.

B. **Related Party Transactions**

During the years ended January 31, 2003 and 2002, the Company paid certain expenses to and on behalf of several related companies and to Howard and Anne Slater individually in lieu of rent and occupancy costs. These costs might not be equivalent to those the Company would incur to lease equivalent space for its operations. The Company also paid automobile expenses and commissions to these related companies and to Howard and Anne Slater individually. A summary of the amounts paid by the Company to or on behalf of these related parties for the years ended January 31, 2003 and 2002 is as follows:

	2003	2002
Automobile	6,198	4,289
Occupancy	36,342	48,103
Commissions	---	---
Amounts unpaid at year end	---	---

The amounts for automobile and occupancy are included in "Other Operating Expenses" in the financial statements.

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2003 AND 2002

C. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2003, the Company had net capital of:

Net Capital Ratio	.21 to 1
Net Capital	$ 27,717
Minimum Net Capital Required	5,000
Excess Net Capital	$ 22,717

SLATER FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2003 AND 2002

D. **Stockholders' Equity**

The Company is authorized to issue 100 shares of voting common stock and 100 shares of non-voting common stock, par value $1 per share, of which 39 shares have been issued. The common stock was divided into the two voting classes and ownership interests as follows at January 31, 1997:

1. .75 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

2. 38.25 shares are non-voting securities, but in all other respects identical to the voting common stock.

The non-voting common stock noted above was revoked and retired during the fiscal year ended January 31, 1998 when the Company determined that the owner of these shares was no longer in business and therefore ineligible to hold these shares. At that time, the balance was treated as a contribution to additional paid in capital.

A summary of common stock at January 31, 2003 and 2002 is shown in the schedule below.

	2003	2002
Voting Common Stock, $1 par value, 100 shares authorized, .75 shares issued and outstanding	$ 1	$ 1
Non-voting Common Stock, $1 par value, 100 shares authorized, no shares issued and outstanding	$ ---	---
	$ 1	$ 1

SUPPLEMENTARY INFORMATION

SLATER FINANCIAL CORPORATION

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

JANUARY 31, 2003

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$31,017
Non-allowable Deductions and/or Charges	3,300
Net Capital	$27,717

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)	
a. Minimum Net Capital Required (6 2/3 % of Aggregate Indebtedness)	$ 400
b. Minimum Dollar Amount of Net Capital Required	$ 5,000
Excess Net Capital	$22,717

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$ 5,965
Ratio of Aggregate Indebtedness to Net Capital	0.21

SLATER FINANCIAL CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3

JANUARY 31, 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

Because of various audit adjustments, differences will sometimes arise between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of January 31, 2003.

Net Capital reported on Part IIA of Form X-17A-5	$27,882
Net Audit Adjustments	(165)
Net Capital after Audit Adjustments	$27,717

Aggregate Indebtedness reported on Part IIA of Form X-17A-5	$ 5,800
Net Audit Adjustments	165
Aggregate Indebtedness after Audit Adjustments	$ 5,965

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(1) of the Rule.

Frank J. Horkey, CPA, CFST*
William Diamond, CPA, CFST*
Michael E. Vetter
Eugene D. Worsham
*Certified in Florida Sales Tax

Horkey & Associates, P.A.
Certified Public Accountants

8211West Broward Blvd.
PH1 - Fifth Floor
Plantation, FL 33324-2745
Telephone: (954) 577-9700
Facsimile: (954) 252-2195
E-mail: fhorkey@gjmhcpa.com
FEI 65-0266803

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

March 19, 2003

Board of Directors and Stockholders
Slater Financial Corporation
Gainesville, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Slater Financial Corporation (the Company), for the year ended January 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

March 19, 2003
Board of Directors and Stockholders
Slater Financial Corporation

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

SLATER FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

JANUARY 31, 2003

Liabilities Subordinated	$ ---

No liabilities were subordinated to general creditors in 2003.